  Exhibit 99.1

High Tide Opens 160th Canna Cabana Location, the First on Tsuut'ina Nation

CALGARY, AB, Dec. 21, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 11501 Buffalo Run Blvd Tsuut'ina, Alberta will begin selling recreational cannabis products and consumption accessories for adult use on Saturday, December 23. This opening will mark High Tide's 160th Canna Cabana branded retail cannabis location in Canada, the 78th in the province of Alberta and the first Canna Cabana on the Tsuut'ina Nation.

Opening in the Taza Development of The Shops of Buffalo Run, this brand-new Canna Cabana will serve community members of the Tssut'ina Nation, South West Calgary residents and the surrounding rural communities. Situated steps away from an internationally recognized membership-only wholesale grocery and retail chain, this new store stands out among other strong anchor tenants such as banks, quick-service restaurant chains, and major discount retailers. Located just off the newly completed section of Stoney/Tsuut'ina Trail, Calgary's ring road, this store will welcome ELITE and Cabana Club members as one of the only cannabis stores within a two-kilometre radius.

"I am excited to announce the opening of the 160th Canna Cabana store in Canada and the first of our flagship retail cannabis stores on the Tsuut'ina Nation. The Shops at Buffalo Run is a high-traffic retail power centre with direct access to an estimated 100,000 community members and residents. Coupled with strong anchor tenants and few competitors, this Canna Cabana is well positioned to become a high revenue store," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I would like to thank the Tsuut'ina Nation and the Taza Development group for welcoming the Canna Cabana brand into this exciting new development. This store builds upon our existing partnerships with First Nations communities in Manitoba, including the Opaskwayak Cree Nation and the Nisichawayasihk Cree Nation. I look forward to announcing a slew of additional store openings before the New Year," added Mr. Grover.

"We are continuously striving to provide an inviting and convenient space for both businesses and consumers, and the continued growth and diversity of amenities, retail, and service offerings available in The Shops at Buffalo Run is a testament to our dedication towards that goal," said James Robertson, President of Taza Development Corp.

"Our commitment to bringing top-notch retailers and businesses to the area is reinforced through this new addition, and we are confident that it will be a welcomed addition to the retail mix," added Mr. Robertson.

ABOUT THE TSUUT'INA NATION

The Tsuut'ina Nation has a rich and enduring history, with roots predating the establishment of the City of Calgary and the Province of Alberta. Since entering Treaty 7 with the Crown in 1877, the Tsuut'ina people have maintained a fully independent culture and have made significant strides in progress and innovation. Governed by a Chief and Council, the Tsuut'ina Nation operates its own Administration, Business, and Service programs, including Tosguna (Police), the Tsuut'ina Fire Department, Public Works, and Civic Services.

ABOUT TAZA DEVELOPMENT CORP.

Taza Development Corp. is a joint venture between Canadian real estate company Canderel and the Tsuut'ina Nation, a reserve home to over 2,300 community members adjacent to the City of Calgary, Alberta. Over the next 25+ years, their 20-member team, governed by a Board of Directors, will oversee the development of three distinct yet interconnected communities—Taza Park, Taza Crossing and Taza Exchange—on 1,200 acres of land, bringing about significant social and economic prosperity to the community, while solidifying its place as a key player in Canada's real estate market.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 160 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, the expected revenue of the new location, and our commitment to opening future stores on the timelines indicated herein. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-opens-160th-canna-cabana-location-the-first-on-tsuutina-nation-302020524.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2023/21/c9328.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 21-DEC-23